UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CIM COMMERCIAL TRUST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

693434102

(CUSIP Number of Class of Securities)

Charles E. Garner II

Chief Executive Officer

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$210,000,000	$21,147

(1)                                 Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 10 million shares of common stock, par value $0.001 per share, of CIM Commercial Trust Corporation.

(2)                                 The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Filing Party
Form or Registration No.	Date Filed

☐                                   Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                   third-party tender offer subject to Rule 14d-1.

☒                                 issuer tender offer subject to Rule 13e-4.

☐                                   going-private transaction subject to Rule 13e-3.

☐                                   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐               Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐               Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase for cash up to 10 million shares of its common stock, par value $0.001 per share (the “Common Stock”), at a price of $21.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.                                            SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.                                            SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is CIM Commercial Trust Corporation, a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 17950 Preston Road, Suite 600, Dallas, Texas 75252; (972) 349-3200.

(b) This Schedule TO relates to the Common Stock of the Company, par value $0.001 per share. As of May 10, 2016, there were 97,676,197 shares of Common Stock issued and outstanding. The information set forth under “Summary Term Sheet” and Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 7, “Price Range of Shares of Common Stock; Distributions,” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.                                            IDENTITY AND BACKGROUND OF FILING PERSON.

(a) CIM Commercial Trust Corporation is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The information set forth in Section 9, “Certain Information Concerning the Company,” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.                                            TERMS OF THE TRANSACTION

(a)(1) The information set forth in the Offer to Purchase in “Summary Term Sheet,” “Introduction,” Section 1, “Number of Shares of Common Stock; Purchase Price; Proration”, Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposal”, Section 3, “Procedures for Tendering Shares of Common Stock,” Section 4, “Withdrawal Rights,” Section 5, “Purchase of Shares of Common Stock and Payment of Purchase Price,” Section 6, “Conditions of the Offer,” Section 8, “Source and Amount of Funds,” Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” Section 13, “Material U.S. Federal Income Tax Consequences” and Section 14, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in “Summary Term Sheet,” Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposal” and Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.                                            PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in “Summary Term Sheet” and Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.                                            PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in “Summary Term Sheet” and Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Summary Term Sheet” and Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in “Summary Term Sheet,” Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” Section 7, “Price Range of Shares of Common Stock; Distributions” and Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” is incorporated herein by reference.

ITEM 7.                                            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Summary Term Sheet” and Section 8, “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

(b) There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) A summary of the credit facility described in Item 7(a) above, borrowings under which will be used to fund purchase of the shares of Common Stock pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company’s Annual Report for the year ended December 31, 2015 on Form 10-K filed on March 15, 2016. Plans or arrangements to finance or repay such credit facility are as set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.                                            INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.                                            PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase in “Summary Term Sheet” and Section 15, “Fees and Expenses,” is incorporated herein by reference.

ITEM 10.                                     FINANCIAL STATEMENTS.

The information set forth in Section 16, “Summary Financial Information,” of the Offer to Purchase is incorporated herein by reference.

ITEM 11.                                     ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock,” of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2) The information set forth in Section 12, “Certain Legal Matters; Regulatory Approvals,” of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.                                     EXHIBITS.

See Exhibit Index.

ITEM 13.                                     INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ CHARLES E. GARNER II
Name	Charles E. Garner II
Title:	Chief Executive Officer

Date: May 16, 2016

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 16, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2016.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2016.

(a)(1)(F)	Notice of Offer to Purchase, dated May 16, 2016.

(a)(5)(A)	Press Release issued May 16, 2016.

(b)(1)

Credit Agreement, dated as of September 30, 2014, among CIM Commercial Trust Corporation, each guarantor party thereto, each lender party thereto, Bank of America, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A. as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2014).

(b)(2)

First Amendment to Credit Agreement, dated as of January 14, 2015, among CIM Commercial Trust Corporation, each Lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 16, 2015).

(b)(3)

Second Amendment to Credit Agreement, dated as of May 1, 2015, among CIM Commercial Trust Corporation, each Lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2015).

(d)(1)	2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).

(d)(2)	First Amendment to PMC Commercial Trust 2005 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10 K filed with the SEC on March 16, 2015).

(d)(3)

2015 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement related to its 2015 annual meeting of stockholders, as filed with the SEC on April 17, 2015).

(d)(4)

Amended and Restated Executive Employment Contract with Jan F. Salit dated August 30, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(5)

Amended and Restated Executive Employment Contract with Barry N. Berlin dated August 30, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(6)	Master Services Agreement dated March 11, 2014 by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to

Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(7)

Registration Rights and Lockup Agreement dated March 11, 2014 by and among Urban Partners II, LLC and PMC Commercial Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(8)

Service Agreement, dated as of August 7, 2014, by and among CIM Commercial Trust Corporation and CIM Service Provider, LLC, under the Master Services Agreement dated March 11, 2014, by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(9)

Form of Indemnification Agreement for directors and officers of CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(10)

Investment Management Agreement, dated as of December 10, 2015, between CIM Urban Partners, L.P. and CIM Investment Advisors, LLC. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2016).

(d)(11)

Second Amended and Restated Agreement and Limited Partnership of CIM Urban Partners, L.P., dated as of December 22, 2005, by and among CIM Urban Partners GP, Inc. and CIM Urban REIT, LLC (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

(d)(12)

Staffing and Reimbursement Agreement, dated as of January 1, 2015, by and among CIM SBA Staffing, LLC, PMC Commercial Lending, LLC and CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).